SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|  Form 20-F         |_|  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|  Yes               |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated March 15, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the year ended December 31, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the year ended December 31, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By:     /s/ Ilan Pacholder
                                                   -------------------
                                           Name:   Ilan Pacholder
                                           Title:  Corporate Secretary

Dated:  March 15, 2005

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.  Description
-----------  -----------

    1.       Press Release, dated March 15, 2005.

    2.       Management's Report.

    3.       Financial Statements.

                                                                       Exhibit 1
                                                                       ---------
[LOGO OF ELBIT SYSTEMS]
                                                                Earnings Release

                      ELBIT SYSTEMS REPORTS FOURTH QUARTER
                          AND YEAR-END RESULTS FOR 2004

                 Record Revenues, Net Earnings and Order Backlog

         o    22.9% Increase in Backlog of Orders to $2.15 billion

     o    4.7% Increase in Annual Consolidated Revenues to $940 million

   o    15.3% Increase in Annual Consolidated Net Earnings to $53 million

               EPS $1.36 excluding non-cash effect of option plan

Haifa,  Israel,  March 15, 2005 - Elbit  Systems Ltd. (the  "Company")  (NASDAQ:
ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and year-ended December 31, 2004.

The Company's backlog of orders as of December 31, 2004 reached $2.15 billion, as compared with $1.75 billion at the end of 2003. 66% of the backlog relates to orders outside of Israel. Approximately 74% of the Company's backlog as of December 31, 2004 is scheduled to be performed during 2005 and 2006.

Consolidated revenues for the year ended December 31, 2004 increased by 4.7% to $940 million from $898 million in 2003.

Consolidated revenues for the fourth quarter of 2004 increased by 3.1% to $270.8 million from $262.8 million in the corresponding quarter in 2003.

Consolidated net earnings for the year ended December 31, 2004 increased by 15.3% to $53 million, as compared to $45.9 million in 2003. Diluted earnings per share in ("EPS") 2004 were $1.29, as compared with $1.14 in 2003. Excluding the non-cash effect of the Company's option plan, EPS in 2004 was $1.36, as compared to $1.24 in 2003.

Consolidated net earnings for the fourth quarter of 2004 were $14.1 million, compared to $12.5 million in the same period in 2003. Diluted EPS for the fourth quarter of 2004 were $0.34, as compared with $0.31 for the fourth quarter of 2003. Excluding the non-cash effect of the Company's option plan, EPS in the fourth quarter of 2004 was $0.35 as compared to $0.34 in the fourth quarter of 2003.

During the fourth quarter of 2004, the Company adopted the fair value recognition provision of SFAS No. 123, effective January 1, 2004. The Company uses the Black-Scholes-Merton formula to estimate the fair value of stock options granted to employees. Compensation cost is recorded over the vesting period on a straight-line basis. Following the adoption of SFAS 123 the financial result will no longer be effected by the impact of changes in the Company's share price on employees stock based compensation.

Gross profit for the fourth quarter of 2004 was $72.6 million, as compared with gross profit of $54.1 million in the fourth quarter of 2003, and the gross profit margin in the fourth quarter of 2004 was 26.8%, as compared with 20.6% in the fourth quarter of 2003.

The Company produced an operating cash flow of $81.5 million in 2004.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report our ninth consecutive year of increased revenues, net profit and backlog of orders. 2004 was a very important year for Elbit Systems in terms of key programs, with the win of the Digital Army Program in Israel and the selection for the Watchkeeper Program in the UK together with Thales. On the acquisitions side, we signed an agreement to acquire the controlling shareholdings of Tadiran Communications and Elisra. We believe that the investments made in the development of new technologies, and the strategic steps taken in 2004, lay a solid foundation for the continued development of Elbit Systems in accordance with our long-term business plan."

The Board of Directors has declared a dividend of $0.13 per share for the fourth quarter of 2004. The dividend will be paid on April 18, 2005, net of taxes and levies, at the rate of 20.58%. The record date of the dividend is April 5, 2005. The total dividend to be paid for 2004 is $2.17 per share.

Conference Call

The Company will be hosting a webcast and conference call today, Tuesday, March 15th at 10.30am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please access Elbit Systems' investor relations web-site at http://www.elbitsystems.com. An online replay will be available from 2 hours after the call ends, and will be available for 30 days.

Alternatively, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                       US Dial-in Numbers: 1 866 860 9642
                        UK Dial-in Number: 0 800 917 5108
                       ISRAEL Dial-in Number: 03 918 0610
                  INTERNATIONAL Dial-in Number: +972 3 918 0610

At: 10:30am Eastern Standard Time, 7:30am Pacific Standard Time, 3:30pm Greenwich Mean Time or 5:30pm Israel Time.

In addition, a replay of the call will be available by telephone starting two hours after the call ends until Thursday, March 17, 10:30 am EST. To access the replay please dial:

1-877-332-1104 (US) or +972-3-925-5945 (international and Israel)

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

Company Contact:                                     IR Contact:

Ilan Pacholder                                       Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
Corporate Secretary
Elbit Systems Ltd                                    GK International
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972 - 3 - 607 - 4711

E-mail: pacholder@elbit.co.il                        E-mail: Kenny@gk-biz.com
                                                     E-mail: Ehud@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)

                                             December 31     December 31
                                                 2004           2003
                                              ---------      ---------
                                               Audited        Audited

Assets

Current Assets:
Cash and short term deposits                     34,847         76,846
Trade receivable and others                     267,151        251,644
Inventories, net of advances                    249,041        249,225
                                              ---------      ---------
Total current assets                            551,039        577,715

Affiliated Companies & other Investments         62,886         38,223
Long-term receivables & others                   85,100         78,565
Fixed Assets, net                               244,288        229,221
Other assets, net                                95,987        100,012
                                              ---------      ---------
                                              1,039,300      1,023,736
                                              =========      =========


Liabilities and Shareholder's Equity

Current liabilities                             378,450        378,731
Long-term liabilities                           221,810        188,811
Minority Interest                                 4,340          4,115
Shareholder's equity                            434,700        452,079
                                              ---------      ---------
                                              1,039,300      1,023,736
                                              =========      =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
            (In thousand of US Dollars, except for per share amounts)


                                                       For the Year Ended           Three Months Ended
                                                           December 31                  December 31
                                                     ----------------------        ----------------------
                                                       2004          2003            2004           2003
                                                     -------        -------        -------        -------
                                                            Audited                       Unaudited
Revenues                                             939,925        897,980        270,775        262,757
Cost of revenues                                     689,626        672,711        198,198        208,649
                                                     -------        -------        -------        -------
  Gross Profit                                       250,299        225,269         72,577         54,108

Research and development, net                         66,846         54,919         23,277         11,913
Marketing and selling                                 69,912         69,943         19,190         19,247
General and administrative                            47,832         46,077         12,876         12,153
                                                     -------        -------        -------        -------
Total operating expenses                             184,590        170,939         55,343         43,313
                                                     -------        -------        -------        -------

Operating income                                      65,709         54,330         17,234         10,795

Financial expenses, net                               (5,852)        (4,870)        (2,974)        (1,403)
Other income (expenses), net                             770             53            831            542
                                                     -------        -------        -------        -------
  Income before income taxes                          60,627         49,513         15,091          9,934
Provisions for income taxes                           15,219         11,334          3,507            832
                                                     -------        -------        -------        -------
                                                      45,408         38,179         11,584          9,102

Company's share of partnerships and affiliated
Companies income, net                                  7,765          7,209          3,180          3,271

Minority rights                                         (180)           557           (639)           101
                                                     -------        -------        -------        -------
  Net income                                          52,993         45,945         14,125         12,474
                                                     =======        =======        =======        =======

Earnings per share

Basic net earnings per share                            1.33           1.18           0.35           0.32
                                                     =======        =======        =======        =======

Diluted net earnings per share                          1.29           1.14           0.34           0.31
                                                     =======        =======        =======        =======

                                                                       Exhibit 2
                                                                       ---------


                               Elbit Systems Ltd.
                               ------------------
                               Management's Report
                               -------------------
                      For the Year Ended December 31, 2004
                      ------------------------------------

         This report should be read together with the audited consolidated financial statements and related notes of Elbit Systems Ltd. ("Elbit Systems" and together with its subsidiaries, the "Company" or the "Group"), for the year ended December 31, 2004 and the Company's Form 20-F for the year ended December 31, 2003, filed by the Company with the U.S. Securities and Exchange Commission ("SEC") and with the Israeli Securities Authority.

         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

A.       Executive Overview
         ------------------

         Business Description
         --------------------

         Elbit Systems operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         Recent Events
         -------------

         o On December 13, 2004, the Company announced that it signed an agreement with the Israeli Ministry of Defense ("IMOD") for the Digital Army Program ("DAP") in an amount of approximately $200 million. The DAP, which will also include an additional material amount of U.S. Military Funding ("FMF"), will be performed over a ten-year period.

         o On January 11, 2005, the Company reported that its subsidiary Elop has recently been selected to supply advanced Imagery Intelligence Systems ("IMINT") to various customers at a total value of over $100 million.

         o        On January  26,  2005,  the  Company  announced  that its U.S.
                  subsidiary has been awarded a follow-on contract to supply Enhanced Vision Systems ("EVS") to Gulfstream for all their large cabin aircraft models. The multi-year contract is valued at approximately $20 million.

         o On February 16, 2005, the Company reported that it has been awarded a contract, valued at over $30 million, to provide the Israeli Air Force with a command and control mission management systems for airborne platforms.

         Acquisition of Tadiran Communication Ltd. shares
         ------------------------------------------------

         On December 27, 2004, the Company announced that it reached an agreement with Koor Industries Ltd. ("Koor") to purchase all of Koor's approximately 32% holdings in Tadiran Communications Ltd. ("Tadiran"). This purchase will be made concurrently with Koor's purchase of approximately 9.8% of Elbit Systems' shares from Federmann Enterprises Ltd. ("Federmann") based on agreements reached between Federmann and Koor. The transaction will be executed in two stages as described below.

         In the first stage the Company will purchase from Koor approximately 13.8% of Tadiran's shares and Koor will purchase from Federmann approximately 5.3% of the Company's shares. The Company already holds, as of March 1, 2005, approximately 6% of Tadiran's shares acquired through prior purchases on the market, and therefore, following completion of the first stage will own approximately 20% of Tadiran's shares. Koor will support the Company's appointment of the greater of 3 members or 20% of Tadiran's board of directors, and Federmann will support Koor's appointment of a member of the Company's board of directors.

         In the second stage the Company will purchase the balance of Koor's holdings in Tadiran. Koor will purchase an additional approximately 4.5% of the Company's shares from Federmann and Federmann will support Koor's appointment of an additional member to the Company's board, including the Board's Vice Chairman. The second stage is subject to Koor completing the sale to Tadiran of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra") on agreed upon terms. Subject to those terms the Company agreed to support the purchase of the Elisra shares by Tadiran at Tadiran's general shareholders meeting. In the event that the sale of the Elisra shares to Tadiran is not made within 16 months of the signing of the transaction agreements, then Koor and the Company will have equal representation on Tadiran's board of directors, and an agreement regarding joint control of Tadiran will enter into effect between the Company and Koor.

         The Company will purchase from Koor the 32% of the Tadiran shares at a price of $37 per share, resulting in a total purchase price of approximately $146 million. Koor will purchase from Federmann the 9.8% of the shares in the Company at a price of $24.70 per share, resulting in a total purchase price of approximately $99 million.

         Under the Koor-Federmann shareholders agreement, which will become effective upon the completion of the first stage of the Koor-Federmann transaction, Koor will obtain certain tag along rights in the event of Federmann's sale of shares in the Company, and Koor will be subject to certain restrictions on the transfer of its shares in the Company. Also, Koor has agreed to vote at general shareholders meetings of the Company in accordance with Federmann's instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights.

         On January 5, 2005, the Company's Audit Committee and board of directors approved the agreements with Koor relating to the Company's purchase of Koor's shares in Tadiran. On February 28, 2005, the Company's shareholders at an extraordinary general shareholders meeting approved the agreement with Koor relating to the Company's purchase of Koor's shares in Tadiran. The parties are currently in the process of obtaining the remaining approvals for the transaction.

         The Company's Proxy Statement dated February 7, 2005, filed with the SEC, contains a detailed description of the transaction and the related agreements.

         Financial Highlights
         --------------------

         The Company's revenues increased by 4.7% and reached $939.9 million in 2004. The main increase in revenues was in the electro-optics area of operation.

         The Company's net earnings increased by 15.3% and were $53 million. The diluted earnings per share ("EPS") were $1.29 in 2004, as compared to $1.14 in 2003. The net earnings and net earnings per share were effected by a non-cash expense related to the Company's stock option plan. Excluding that effect, net earnings and diluted net earnings per share in 2004 were $55.7 million and $1.36, respectively, as compared to $49.7 million and $1.24 in 2003.

         Effective January 1, 2004, the Company adopted the fair value recognition provision according to SFAS No. 123. The Company uses the Black-Scholes-Merton formula to estimate the fair value of stock options granted to employees at grant date. Compensation cost is recorded over the vesting period on a straight-line basis.

         The Company's backlog increased by 22.9% and as of December 31, 2004 reached $2.15 billion, as compared to $1.75 billion as of December 31, 2003.

         The Company's cash flow generated from operations in the year ended December 31, 2004 was $81.5 million, as compared to $91.4 million in the year ended December 31, 2003.

         The Board of Directors declared a dividend of $0.13 per share for the last quarter of 2004.

B.       Market Trends
         -------------

         Trends in the defense electronics and homeland security markets in which the Company operates have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan, and the attacks of September 11, 2001, among other events, have increased the focus of defense forces on low intensity conflicts and homeland security.

         In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR. Accordingly, while the Company continues to perform platform upgrades, more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAV's, space and satellite based defense capabilities and homeland security systems.

         The Company believes that its core technologies and abilities will enable it to take advantage of many of these emerging trends, as well as to continue to participate in the "Current Force" legacy operations of its customers.

         In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of the Company's competitors. The Company adapts to evolving market conditions by adjusting its business strategy to changing defense market conditions. It also anticipate continued competition in defense markets due to declining defense budgets in many countries.

         The Company believes in its ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs.

C.       Backlog of Orders
         -----------------

         The Company's backlog of orders as of December 31, 2004 reached $2,154 million, of which 66% were for orders outside Israel. The Company's backlog as of December 31, 2003 was $1,752 million, of which 63% were for orders outside Israel. The backlog includes only part of the DAP contract signed with the IMOD in December 2004 (see "Recent Events" above).

         Approximately 74% of the Company's backlog as of December 31, 2004 is scheduled to be performed during 2005 and 2006. The majority of the 26% balance is scheduled to be performed in 2007 and 2008.

D.       Operating Subsidiaries and Affiliated Entities
         ----------------------------------------------

         o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly-owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

         o EFW Inc. ("EFW") - a wholly-owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

         o Vision Systems International LLC ("VSI") - an affiliated company in the United States, owned in equal parts each of EFW and Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft.

         o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly-owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

         o        Silver  Arrow  LP  -  a   wholly-owned   limited   partnership
                  registered in Israel, is engaged in the business of UAV systems and products.

         o Ortek Ltd. ("Ortek") - a wholly-owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment.

         o        Kinetics Ltd. ("Kinetics") - a 51%-owned subsidiary registered
                  in  Israel,   is  involved   mainly  in  the  development  and
                  production of systems and components for combat vehicles.

         o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership held in equal part by each of the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

         o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

         o European subsidiary - a wholly-owned subsidiary registered in Belgium, is involved mainly in development, manufacturing and support of electro-optical products for defense and space markets. The results of this subsidiary's operations have been included in the Company's results from the third quarter of 2003.

         The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         The Company also has holdings, directly and indirectly, in several non-defense technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of medical equipment, optical communications and space satellites.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

E.       Critical Accounting Policies and Estimates
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2004.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         The most critical accounting policy applicable to the Company relates to revenue recognition as described below.

         The Company generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

         Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized on the percentage of completion basis.

         Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

         Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage of completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

         Estimated contract profit is included in earnings in proportion to recorded sales.

         The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

         Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

         Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

         The Company believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract.

         In cases where the contract involves the delivery of products and performance of services, the Company follows the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliveries" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

F.       Impairment of Goodwill and Other Long-Lived Assets
         --------------------------------------------------

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value.

         The methods commonly used to value a closely held company are the Income, Market and Cost approaches. The Company's reported units fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach.

         As of December 31, 2004, the Company's goodwill amounted to $32.8 million. The Company tested its goodwill as of December 31, 2004, and concluded that no assessment of impairment loss was necessary.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of December 31, 2004, the Company's long-lived assets amounted to $307.4 million, including $63.1 million in intangible assets, and the Company concluded that no impairment loss was necessary.

         Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company's goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined.

G.       Sarbanes-Oxley Act
         ------------------

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting. (On March 2, 2005, the SEC extended the period for implementation of Section 404 by Foreign Private Issuers such as the Company from 2005 until 2006.)

         During 2004, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during 2005 and 2006.

H.       New Accounting Standards
         ------------------------

         The significant accounting policies applied in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as indicated below:

         On December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) ("123(R)"), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

         The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the "modified prospective method" described in FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

I.       Stock Based Compensation
         ------------------------

         Up until December 31, 2003, the Company followed Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to
         Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan adopted in 2000. The plan is comprised of options for 5 million shares, divided into options to purchase up to
         2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan.

         Under APB No. 25, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The effect was allocated mainly to the Company's cost of goods sold and general and administrative expenses, with smaller amounts allocated to R&D and sales and marketing expenses. The amounts of the expenses related to the stock option compensation are included in the "Non-U.S. GAAP Disclosure" below.

         As noted above, effective January 1, 2004, the Company adopted the fair value recognition provision of SFAS No. 123. The Company uses the Black-Scholes-Merton formula to estimate the fair value of stock options granted to employees. Compensation cost is recorded over the vesting period on a straight-line basis.

         Following the adoption of SFAS No. 123, the financial results will no longer be materially effected by the impact of changes in the Company's share price on employee stock based compensation.

         The following pro forma information shows the impact of SFAS No. 123, had it been in effect in 2002 and 2003:

                                                                              Year ended December 31,
                                                                  -------------------------------------------
                                                                     2004            2003             2002
                                                                     ----            ----             ----
                Net income  as reported                           $  52,993        $ 45,945        $   45,113
                                                                  =========        ========        ==========
                Pro forma net income                              $  52,993        $ 46,782        $   41,416
                                                                  =========        ========        ==========
                Net earnings per share:
                Diluted net earnings per share as reported        $    1.29        $   1.14        $     1.13
                                                                  =========        ========        ==========
                Pro forma diluted net earnings per share          $    1.29        $   1.16        $     1.04
                                                                  =========        ========        ==========

         As result of the adoption of SFAS No. 123 from January 1, 2004, the net income and diluted net earnings per share of the three previous quarterly reports of 2004 are restated as follows:

                                                                      Q1/04            Q2/04           Q3/04           Total
                                                                      -----            -----           -----           -----
                 Net income  as reported                           $   12,727        $ 11,311        $ 13,708        $   37,746
                                                                   ==========        ========        ========        ==========
                Net income according to SFAS No. 123               $   12,251        $ 13,301        $ 13,316        $   38,868
                                                                   ==========        ========        ========        ==========
                Diluted net earnings per share as reported         $     0.31        $   0.28        $   0.33        $     0.92
                                                                   ==========        ========        ========        ==========
                Diluted net earnings per share according to
                   SFAS No. 123                                    $     0.30        $   0.33        $   0.32        $     0.95
                                                                   ==========        ========        ========        ==========

J.       Off Balance Sheet and Other Long-Term Arrangements and Commitments
         ------------------------------------------------------------------

         1. In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages (typically up to 100%) of the amount of the specific contract. The Company's obligations to make or facilitate third parties making such investments and purchases are subject to commercial conditions in the local market, usually without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2004 amounted to $673 million to be performed over a period of up to 11 years. In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

         2. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                  In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2%-5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products.

                  The Company and certain of its subsidiaries are also obligated to pay certain amounts to the IMOD and others on specific sales including sales resulting from the development of certain technologies.

         3. Future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2004 are as follows: $6.7 million for 2005, $5.9 million for 2006, $4.5 million for 2007, $3 million for 2008 and $13.1 million for 2009 and thereafter.

         4. Three founding employees (the "Founders"), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. ("Kinetics"), a 51%-owned Israeli subsidiary, have a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics' outstanding shares have "tag along" rights in the event the Founders exercise the put option.

                  The put option is exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of the Founder's pro-rata share (corresponding to the Founder's shareholding percentage) of the value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company, (the appraiser will value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date) or (b) $12,077,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

         5. The Company had, as of December 31, 2004, approximately $380 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business.

         6. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004, the Company and its subsidiaries are in full compliance with all covenants.

         7. As of December 31, 2004 and 2003, the Company had purchase commitments which amount to $345 and $348 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company's applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company's right to terminate the purchase order or subcontract in the event of the vendors' or subcontractors' default, as well as the Company's right to terminate the order or subcontract for the Company's convenience (or if the Company's prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

K.       Acquisitions During 2004
         ------------------------

         In the third quarter of 2004, the Company (through a subsidiary of EFW) acquired a business from Computer Instruments Corporation Inc. ("CIC") of Westbury, New York in consideration for approximately $2.3 million in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

L.       Summary of Financial Results

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods and years ended December 31, 2004 and December 31, 2003.


                                                               For the year                        For the three months
                                                           ended on December 31                    ended on December 31
                                                  --------------------------------------  --------------------------------------
                                                         2004                2003                2004                2003
                                                    ---------------     ---------------     ---------------     ---------------
                                                      $         %         $         %         $         %         $         %
                                                               (In thousands of U.S. dollars except per share data)
Total revenues                                      939,925    100.0    897,980    100.0    270,775    100.0    262,757    100.0
Cost of revenues                                    689,626     73.4    672,711     74.9    198,198     73.2    208,649     79.4
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Gross profit                                        250,299     26.6    225,269     25.1     72,577     26.8     54,108     20.6
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Research and development expenses, net               66,846      7.1     54,919      6.1     23,277      8.6     11,913      4.5


Marketing and selling expenses                       69,912      7.4     69,943      7.8     19,190      7.0     19,247      7.3

General and administrative expenses                  47,832      5.1     46,077      5.1     12,876      4.8     12,153      4.6
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
                                                    184,590     19.6    170,939     19.0     55,343     20.4     43,313     16.5
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------

Operating  profit                                    65,709      7.0     54,330      6.1     17,234      6.5     10,795      4.1

Financing expenses, net                              (5,852)    (0.6)    (4,870)    (0.5)    (2,974)    (1.1)    (1,403)    (0.5)
Other income (expenses), net                            770      0.1         53      0.0        831      0.3        542      0.2
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Income before income taxes                           60,627      6.4     49,513      5.5     15,091      5.6      9,934      3.8

Provision for income taxes                           15,219      1.6     11,334      1.3      3,507      1.3        832      0.3
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
                                                     45,408      4.8     38,179      4.2     11,584      4.3      9,102      3.5
Minority interest                                      (180)     0.0        557      0.1       (639)    (0.2)       101        -
Company's share of income of
     affiliated entities                              7,765      0.8      7,209      0.8      3,180      1.2      3,271      1.2
                                                  ---------  -------  ---------  -------  ---------  -------  ---------  -------
Net earnings                                         52,993      5.6     45,945      5.1     14,125      5.2     12,474      4.7
                                                  =========  =======  =========  =======  =========  =======  =========  =======

Diluted earnings per share                             1.29                1.14                0.34                0.31
                                                  =========           =========           =========           =========
Weighted average number of shares
     used in computation                             41,041              40,230              41,399              40,327
                                                  =========           =========           =========           =========

         Non -U.S. GAAP Disclosure
         -------------------------

         The Company records non-cash expenses related to its employees' option plans (See Note 17 to the audited consolidated financial statements for the year ended December 31, 2004). Up until December 31, 2003, the option plan expenses were calculated according to APB No. 25 based on the vesting period and the exercise price (set on the date of the options grant) and the Company share price at the end of each period and were not affected directly from the results of operations or the condition of the Company. As of January 1, 2004, the Company adopted the fair value based method for share based payments using the "modified prospective method" described in FASB No. 148. The Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees. This value is calculated on the grant date and also is not affected directly by the results of operations or the condition of the Company.

         The Company believes that prior to the adoption of the modified prospective method as of January 1, 2004 as described below above, the non-cash expenses (income) related to the employees' option plans, did not reflect properly the Company's performance on a period-to-period basis.

         For comparison purposes, the following table sets forth the Company's results of operations, excluding the effect of the Company's share option plan, reflecting the manner in which the Company's management evaluates its results of operations.


                                                                   For the year                      For the three months
                                                                ended December 31                     ended December 31
                                                      --------------------------------------  ----------------------------------
                                                              2004                2003             2004              2003
                                                           ---------------    -------------     ------------      ------------
                                                           $           %        $        %       $        %        $        %
                                                                      (In thousands of U.S. dollars except per share data)
Net earnings as reported                                     52,993   5.6     45,946    5.1     14,125    5.2     12,474     4.8

Non-cash expense related to
option plan                                                   2,710   0.3      3,793    0.4        493    0.2      1,083     0.4
                                                             ------   ---     ------    ---     ------    ---     ------     ---
Net earnings excluding option plan effect                    55,703   5.9     49,739    5.5     14,618    5.4     13,557     5.2
                                                             ======   ===     ======    ===     ======    ===     ======     ===



Diluted net earnings per share as reported                     1.29             1.14              0.34              0.31
                                                               ====             ====              ====              ====
Diluted net earnings per share excluding
option plan effect                                             1.36             1.24              0.35              0.34
                                                               ====             ====              ====              ====

         Revenues
         --------

         The Company's consolidated revenues increased by 4.7%, from $898.0 million in 2003 to $939.9 million in 2004.

         The following table sets forth the Company's revenue distribution by areas of operation:


                                                                                   Year ended
                                                             ------------------------------------------------------
                                                               December 31, 2004               December 31, 2003
                                                             ---------------------          -----------------------
                                                             $ millions        %            $ millions          %
         Airborne systems                                      367.9          39.1             373.6           41.6
         Land vehicle systems                                  199.2          21.2             199.8           22.2
         C4ISR systems                                         108.9          11.6             133.9           14.9
         Electro-optics                                        200.3          21.3             140.5           15.7
         Other  (mainly non-defense engineering and
              production services)                              63.6           6.8              50.2            5.6
                                                               -----         -----             -----          -----
         Total                                                 939.9         100.0             898.0          100.0
                                                               =====         =====             =====          =====

         C4ISR systems sales decreased by 19% from $133.9 million to $108.9 million. The decrease in revenues resulted mainly from the delay in the receipt of certain orders for new projects, which were received but for which revenues were not yet recognized.

         Electro-optics sales increased by 43% from $140.5 million to $200.3 million. The increase in revenues resulted from increased sales of homeland security systems for international customers, night sights for various customers, the Night Targeting System ("NTS") to the U.S. Marine Corps and other customers, as well as sales of electro-optic products by a European subsidiary.

         Other sales increased by 27% from $50.2 million to $63.6 million. The increase in revenues was mainly from the manufacture of medical instrumentation.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                Year ended
                               ----------------------------------------------
                               December 31, 2004            December 31, 2003
                               -----------------            -----------------
                             $ millions         %       $ millions          %
         Israel                   241.6      25.7            255.8       28.5
         United States            348.5      37.1            332.3       37.0
         Europe                   124.1      13.2            109.4       12.2
         Other countries          225.7      24.0            200.5       22.3
                                  -----      ----            -----       ----
         Total                    939.9     100.0            898.0      100.0
                                  =====     =====            =====      =====

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         Revenues from customers in Europe increased by 13% from $109.4 million to $124.1 million. The increase in revenues in Europe resulted mainly from the inclusion of a European subsidiary's revenues, starting only in the third quarter of 2003 and for the entire year in 2004. Revenues also increased in the United States and in other countries, mainly in Latin America and Asia, while revenues in Israel declined as deliveries under certain major programs entered final phases.

         Gross Profit
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

         Reported gross profit in 2004 was $250.3 million (with gross profit margin of 26.6%) as compared to $225.3 million (gross profit margin of 25.1%) in 2003.

         The increase in the gross profit percentage was caused mainly by the sale of a mix of products with improved profitability.

         Research and Development ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Gross R&D expenses in 2004 totaled $86.4 million (9.2% of revenues), as compared with $65.5 million (7.3% of revenues) in 2003.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2004 totaled $66.8 million (7.1% of revenues), as compared to $54.9 million (6.1% of revenues) in 2003.

         During the second half of 2004, and especially during the fourth quarter, the Company has invested significant R&D efforts to support strategic business opportunities by developing products and technologies for U.S. airborne programs and additional efforts relating to the electro-optics systems. In support of these activities and additional R&D projects, the Company was successful in obtaining additional funding from external sources, to provide for the development of advanced technologies and related products.

         Marketing and Selling Expenses
         ------------------------------

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plans.

         Marketing and selling expenses in 2004 were $69.9 million (7.4% of revenues), as compared to a similar amount of $69.9 million (7.8% of revenues) in 2003.

         General and Administrative ("G&A") Expenses
         -------------------------------------------

         G&A expenses in 2004 were $47.8 million (5.1% of revenues), as compared to $46.1 million (5.1% of revenues) in 2003.

         The increase in G&A expenses in 2004 compared to 2003 were related to cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

         Operating Profit
         ----------------

         As a result of all of the above, reported operating income in 2004 was $65.7 million (7.0% of revenues), as compared to $54.3 million (6.1% of revenues) in 2003.

         Financing Expenses (Net)
         ------------------------

         Net financing expenses in 2004 were $5.9 million, as compared to $4.9 million in 2003.

         The increase in the net finance expense resulted mainly from a decrease in finance income as a result of lower level of cash and cash equivalents as well as costs incurred in hedging with regards to Great Britain pounds ("GBP").

         Taxes on Income
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject.

         Provision for taxes in 2004 was $15.2 million (effective tax rate of 25.1%), as compared to a provision for taxes of $11.3 million (effective tax rate of 22.9%) in 2003.

         The change in the effective tax rate is attributable to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.


         Company's Share in Earnings of Affiliated Entities
         --------------------------------------------------

         In 2004, the Company had net income of $7.8 million from its share in earnings of affiliated entities, as compared to $7.2 million in 2003.

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics and airborne systems. The Company believes that its affiliates will continue to contribute significantly to the Company's earnings.

         Net Earnings and Earnings per Share ("EPS")
         -------------------------------------------

         Reported net earnings in 2004 were $53 million (5.6% of revenues), as compared to reported net earnings of $45.9 million (5.1% of revenues) in 2003. Reported fully diluted EPS was $1.29 in 2004, as compared to $1.14 in 2003.

         Excluding the option plan non-cash expenses in year ended December 31, 2004, net earnings in 2004 were $55.7 million (5.9% of revenues) and the EPS was $1.36, as compared to $49.7 million (5.5% of revenues), and an EPS of $1.24 in year ended December 31, 2003.

         The number of shares used for computation of diluted EPS in the year ended December 31, 2004 was 41,041 thousand shares, as compared to 40,230 thousand shares in the year ended December 31, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to exercise of options by employees during 2003 and 2204, and the change in the Company's share price.

M.       Liquidity and Capital Resources
         -------------------------------

         The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

         The Company's net cash flow generated from operating activities in 2004 was $81.5 million, resulting mainly from net income for the period and increase of accounts payable, which was partly offset by a decrease in advances from customers.

         Net cash flows used for investment activities in the year ended December 31, 2004 were $70.9 million, which were used mainly for procurement of property, plant and equipment and investment in Tadiran's shares. The investments in fixed assets were made primarily in equipment for the Group's various manufacturing plants and in a building constructed at Elbit Systems' facility in Haifa, Israel.

         Net cash flow used for financing activities in 2004 was $52.6 million, which were used mainly for paying dividends.

         On December 31, 2004, the Company had total borrowings in the amount of $96.5 million, including $86.2 million in long-term loans, and $380 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2004, the Company had a cash balance amounting to $34.1 million.

         The Company and some of its subsidiaries operate with loan and credit agreements that contain certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004, the Company and its subsidiaries are in full compliance with all covenants.

         As of December 31, 2004, the Company had working capital of $172.6 million, and its current ratio was 1.46. The Company's ratio of equity to total assets was 41.8%.

N.       Derivatives and Hedges
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts and other hedging instruments related to NIS, based on market conditions.

         On December 31, 2004, the Company's liquid assets were comprised of bank deposits. The Company's deposits and loans are based on variable interest rates, and their value as of December 31, 2004 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On December 31, 2004, the Company had exposure due to liabilities denominated in NIS of $57 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.s. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2004 by forward contracts and options. On December 31, 2004, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $30.9 million ($20.8 million in Euro, $5.4 million in GBP and $4.8 million in other currencies). The results of financial derivative activities in this quarter were not material.

         On December 31, 2004, the Company had options for hedging future cash flows denominated in GBP in the amount of $154 million. The fair market value of the options as of December 31, 2004 and 2003 was not material.


O.       Dividends
         ---------

         The Board of Directors declared on March 14, 2005 a dividend of $0.13 per share. The total dividend declared for 2004 was $2.17 per share.


                           * * * * * * * * * * * * * *

                                                                       Exhibit 3
                                                                       ---------



--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2004
                             -----------------------
                                (In U.S. dollars)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2004
                                 In U.S. dollars

                                 C O N T E N T S
                                 ---------------

                                                                            Page
                                                                            ----

         REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM            2 - 3


         CONSOLIDATED FINANCIAL STATEMENTS:

           Consolidated Balance Sheets                                     4 - 5

           Consolidated Statements of Income                                   6

           Statements of Changes in Shareholders' Equity                   7 - 8

           Consolidated Statements of Cash Flows                          9 - 10

           Notes to the Consolidated Financial Statements                11 - 56









                                  # # # # # # #

[OBJECT OMITTED]  ERNST & YOUNG



To the Shareholders of
Elbit Systems Ltd.

Haifa, Israel

            REPORT OF INDEPENDENT REGISTRATED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(X) to the consolidated  financial statements,  on January
1,  2004  the  Company   adopted  SFAS  No.  123   "Accounting  for  Stock-Based
Compensation."

                                           Kost Forer Gabbay & Kasierer

                                           A member of Ernst & Young Global

Haifa, Israel
March 14, 2005

[OBJECT OMITTED]  ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Elbit Systems Ltd. And its subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002 in conformity with United States generally accepted accounting principles.

                                              LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 24, 2003

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)


                                                                                               December 31,
                                                                                      --------------------------------
                                                                          Note            2004              2003
                                                                       -----------    --------------    --------------
CURRENT ASSETS:
Cash and cash equivalents                                                              $     34,109       $    76,156
Short-term bank deposits                                                                        738               690
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,064 and $3,861 as of December
    31, 2004 and 2003, respectively)                                      (3)               214,816           203,281
Other receivables and prepaid expenses                                    (4)                52,335            48,363
Inventories, net of advances                                              (5)               249,041           249,225
                                                                                      --------------    --------------
Total current assets                                                                        551,039           577,715
                                                                                      --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                     (6A)               33,124            26,478
Available for sale securities                                             (1G)               18,017                 -
Investments in other companies                                            (6B)               11,745            11,745
Long-term bank deposits and trade receivables                             (7)                 2,102             2,347
Severance pay fund                                                        (2P)               82,998            76,218
                                                                                      --------------    --------------
                                                                                            147,986           116,788
                                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,  NET                                       (8)               244,288           229,221
                                                                                      --------------    --------------

INTANGIBLE ASSETS:                                                        (9)
Goodwill                                                                                     32,847            32,576
Other intangible assets, net                                                                 63,140            67,436
                                                                                      --------------    --------------
                                                                                             95,987           100,012
                                                                                      --------------    --------------
                                                                                        $ 1,039,300        $1,023,736
                                                                                      ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)


                                                                                               December 31,
                                                                                      --------------------------------
                                                                          Note            2004              2003
                                                                       -----------    --------------    --------------
CURRENT LIABILITIES:
Short-term bank credit and loans                                          (10)        $       8,592      $      8,509
Current maturities of long-term loans                                     (13)                1,656             6,532
Trade payables                                                                              118,391           106,252
Other payables and accrued expenses                                       (11)              169,702           157,820
Customers advances and amounts in excess of
    costs incurred on contracts in progress                               (12)               80,109            99,618
                                                                                      --------------    --------------
Total current liabilities                                                                   378,450           378,731
                                                                                      --------------    --------------

LONG-TERM LIABILITIES:
Long-term loans                                                           (13)               86,234            62,324
Advances from customers                                                   (12)               10,320             7,592
Deferred income taxes                                                     (15)               24,516            24,916
Accrued termination liability                                           (14,2P)             100,740            93,979
                                                                                      --------------    --------------
                                                                                            221,810           188,811
                                                                                      --------------    --------------

COMMITMENTS  AND CONTINGENT  LIABILITIES                                  (16)

MINORITY INTERESTS                                                                            4,340             4,115
                                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:                                                     (17)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized -  80,000,000 shares as of
    December 31, 2004 and 2003;
    Issued - 40,969,947 and 39,746,125 shares as
    of December 31, 2004 and 2003, respectively;
    Outstanding - 40,561,126 and 39,337,304 shares
    as of December 31, 2004 and 2003,  respectively                                          11,548            11,273
Additional paid-in capital                                                                  274,432           259,033
Accumulated other comprehensive loss                                                         (3,346)           (3,992)
Retained earnings                                                                           156,387           190,086
Treasury shares - 408,821 shares as of
   December 31, 2004 and 2003                                                                (4,321)           (4,321)
                                                                                      --------------    --------------
                                                                                            434,700           452,079
                                                                                      --------------    --------------
                                                                                        $ 1,039,300        $1,023,736
                                                                                      ==============    ==============

 The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                   Year ended December 31,
                                                                             ----------------------------------
                                                                Note         2004           2003           2002
                                                                ----         ----           ----           ----
Revenues                                                        (18)     $ 939,925      $ 897,980      $ 827,456
Cost of revenues                                                           689,626        672,711        605,313
                                                                           -------        -------        -------
           Gross profit                                                    250,299        225,269        222,143
                                                                           -------        -------        -------
Research and development costs, net                             (19)        66,846         54,919         57,010
Marketing and selling expenses                                              69,912         69,943         65,691
General and administrative expenses                                         47,832         46,077         41,651
                                                                           -------        -------        -------

                                                                           184,590        170,939        164,352
                                                                           -------        -------        -------

      Operating income                                                      65,709         54,330         57,791

Financial expenses, net                                         (20)        (5,852)        (4,870)        (3,035)
Other income (expenses), net                                                   770             53           (462)
                                                                           -------        -------        -------
      Income before taxes on income                                         60,627         49,513         54,294
Taxes on income                                                 (15)        15,219         11,334          9,348
                                                                           -------        -------        -------
                                                                            45,408         38,179         44,946
Equity in net earnings of affiliated companies and
   partnership                                                               7,765          7,209            675
Minority interests in losses (earnings) of
   subsidiaries                                                               (180)           557           (508)
                                                                           -------        -------        -------
      Net income                                                         $  52,993      $  45,945      $  45,113

Earnings per share                                              (17G)
   Basic net earnings per share
                                                                         $    1.33      $    1.18      $    1.17
                                                                           =======        =======        =======
   Diluted net earnings per share                                        $    1.29      $    1.14      $    1.13
                                                                           =======        =======        =======
   Number of share used in computation of basic net
   earnings per share                                                       39,952         39,061         38,489
                                                                           =======        =======        =======
   Number of share used in computation of diluted net
   earnings per share                                                       41,041         40,230         39,863
                                                                           =======        =======        =======

 The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)



                                                                                                    Accumulated
                                                  Number of                       Additional           other
                                                outstanding         Share          paid-in          comprehensive
                                                   shares           capital         capital          income (loss)
                                                   ------           -------         -------          -------------
Balance as of  January 1, 2002                   38,330,272     $    11,054     $   244,625           $    -
Exercise of options                                 473,235             100           4,040                -
Tax benefit in respect of options
   exercised                                              -               -             648                -
Stock based
  compensation                                            -               -            (926)               -
Dividends paid                                            -               -               -                -
Other comprehensive income (loss):
  Minimum pension liability                               -               -               -           (2,882)
Net income                                                -               -               -                -
                                                -----------     -----------     -----------      -----------
 Total comprehensive income

Balance as of December 31, 2002                  38,803,507     $    11,154     $   248,387      $    (2,882)
  Exercise of options                               533,797             119           5,147                -
  Tax benefit in respect of options
               exercised                                  -               -             758                -
  Stock based compensation                                -               -           4,741                -
 Dividends paid                                           -               -               -                -
 Other comprehensive income (loss):
   Unrealized loss on derivative
    instruments                                           -               -               -             (578)
   Foreign currency translation differences               -               -               -              340
   Minimum pension liability                              -               -               -             (872)
 Net income                                               -               -               -                -
                                                 ----------     -----------     -----------      -----------
Total comprehensive income

Balance as of December 31, 2003                  39,337,304     $    11,273     $   259,033      $    (3,992)
                                                 ==========     ===========     ===========      ===========




                                                                                     Total         Total other
                                                Retained         Treasury        shareholders'    comprehensive
                                                earnings          shares            equity           income
                                                --------          ------            ------           ------
Balance as of  January 1, 2002                    $ 126,627     $    (4,321)    $   377,985
Exercise of options                                       -               -           4,140
Tax benefit in respect of options
   exercised                                              -               -             648
Stock based
  compensation                                          -                 -            (926)
Dividends paid                                      (12,717)              -         (12,717)
Other comprehensive income (loss):
  Minimum pension liability                               -               -          (2,882)     $    (2,882)
Net income                                           45,113               -          45,113           45,113
                                                  ---------       ---------       ---------        ---------
 Total comprehensive income                                                                      $    42,231
                                                                                                   =========
Balance as of December 31, 2002                   $ 159,023     $    (4,321)    $   411,361


  Exercise of options                                     -               -           5,266
  Tax benefit in respect of options
               exercised                                  -               -             758
  Stock based compensation                                -               -           4,741
 Dividends paid                                     (14,882)              -         (14,882)
 Other comprehensive income (loss):
   Unrealized loss on derivative
    instruments                                           -               -            (578)     $      (578)
   Foreign currency translation differences               -               -             340              340
   Minimum pension liability                              -               -            (872)            (872)
 Net income                                          45,945               -          45,945           45,945
                                                  ---------       ---------       ---------        ---------
Total comprehensive income                                                                       $    44,835
                                                                                                   =========
Balance as of December 31, 2003                   $ 190,086     $    (4,321)    $   452,079
                                                  =========     ===========     ===========

 The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)


                                                                                                            Accumulated
                                                   Number of                            Additional             other
                                                  outstanding            Share            paid-in           comprehensive
                                                    shares              capital           capital              loss
                                                 -------------       ------------       ------------       -------------
Balance as of January 1, 2004                      39,337,304        $    11,273        $   259,033         $    (3,992)
Cumulative effect of first time adoption
 of the fair value based method for stock
 based compensation expense                                 -                  -               (152)                  -
Exercise of options                                 1,223,822                275             10,985                   -
Tax benefit in respect of options
 exercised                                                  -                  -              1,179                   -
Stock based compensation                                    -                  -              3,387                   -
Dividends paid                                              -                  -                  -                   -
Other comprehensive income (loss):
  Unrealized loss on derivative
     instruments                                            -                  -                  -                (299)
  Foreign currency translation differences                  -                  -                  -                 450
  Unrealized gains on available for sale
          securities, net                                                                                         1,396
  Minimum pension liability                                 -                  -                  -                (901)
Net income                                                  -                  -                  -                   -
                                                  -----------        -----------        -----------         -----------
Total comprehensive income

Balance as of December 31, 2004                    40,561,126        $    11,548        $   274,432         $    (3,346)
                                                  ===========        ===========         ===========         ===========




                                                                                             Total           Total other
                                                   Retained             Treasury         shareholders'      comprehensive
                                                   earnings              shares              equity             income
                                                ------------         -------------       --------------    ----------------

Balance as of January 1, 2004                     $   190,086        $    (4,321)       $   452,079
Cumulative effect of first time adoption
 of the fair value based method for stock
 based compensation expense                                 -                  -               (152)
Exercise of options                                         -                  -             11,260
Tax benefit in respect of options
 exercised                                                  -                  -              1,179
Stock based compensation                                    -                  -              3,387
Dividends paid                                        (86,692)                 -            (86,692)
Other comprehensive income (loss):
  Unrealized loss on derivative
     instruments                                            -                  -               (299)               (299)
  Foreign currency translation differences                  -                  -                450                 450
  Unrealized gains on available for sale
          securities, net                                                                     1,396               1,396
  Minimum pension liability                                 -                  -               (901)               (901)
Net income                                             52,993                  -             52,993              52,993
                                                  -----------        -----------        -----------         -----------
Total comprehensive income                                                                                 $     53,639
                                                                                                           ============
Balance as of December 31, 2004                   $   156,387        $    (4,321)       $   434,700
                                                  ===========        ===========        ===========


Accumulated other comprehensive loss (net of taxes)
---------------------------------------------------


                                                                   December 31,
                                                              ---------------------
                                                              2004            2003
Accumulated gains on derivative instruments                 $  (877)        $  (578)
Accumulated foreign currency translation differences            790             340
Accumulated gains on available for sale securities            1,396               -
Accumulated minimum pension liability                        (4,655)         (3,754)
                                                            -------         -------
Accumulated other comprehensive loss                        $(3,346)        $(3,992)
                                                            =======         =======

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                                 Year ended December 31,
                                                                                                 -----------------------
                                                                                              2004         2003        2002
                                                                                              ----         ----        ----
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                             $ 52,993     $  45,945    $ 45,113
    Adjustments required to reconcile net income to net cash
         provided by operating activities:
    Depreciation and amortization                                                             42,261       37,890      32,937
    Stock based compensation                                                                   3,387        4,741        (926)
    Deferred income taxes, net                                                                   153           35      (5,620)
    Accrued severance pay, net                                                                (2,304)      (1,240)      6,260
    Gain (loss) on sale of property, plant and equipment                                         143         (915)        743
    Tax benefit in respect of options exercised                                                1,179          758         648
    Minority interests in earnings (losses) of subsidiaries                                      180         (557)        508
    Equity in net losses (earnings) of affiliated companies and partnership, net of
          dividend received (*)                                                                  385       (4,995)       (675)
    Changes in operating assets and liabilities:
    Decrease (increase) in short and long-term trade receivables, other
         receivables and prepaid expenses                                                    (16,871)      45,297      58,554
    Decrease (increase) in inventories                                                         2,932      (38,651)    (55,106)
    Increase (decrease) in trade payables, other payables and accrued expenses                20,522       32,147     (19,321)
    Increase (decrease) in advances received from customers                                  (18,535)     (27,855)     42,999
    Settlement of royalties with the Office of the Chief Scientist                            (3,714)      (1,581)      9,197
    Other adjustments                                                                         (1,228)         337         683
                                                                                           --------     ---------    --------
    Net cash provided by operating activities                                                 81,483       91,356     115,994
                                                                                           --------     ---------    --------

    CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property, plant and equipment                                                (53,008)     (61,287)    (46,003)
    Investment grants received for property, plant and equipment                                   -            -         119
    Acquisition of subsidiaries and businesses  (Schedule A)                                  (2,315)      (2,458)     (5,280)
    Investments in affiliated companies and subsidiaries                                      (2,522)      (1,049)     (1,681)
    Proceeds from sale of property, plant and equipment                                        2,560        5,815         956
    Grant of long-term loan                                                                        -            -        (714)
    Collection of long-term loan                                                                   -        2,400           -
    Collection of short-term loan                                                                  -            -       1,371
    Investment in long-term bank deposits                                                     (1,203)      (1,750)     (1,228)
    Proceeds from sale of long-term bank deposits                                              1,507        3,568       1,689
    Short-term bank deposits, net                                                                (48)         960        (204)
    Investment in available for sale securities                                              (15,869)           -           -
                                                                                           --------     ---------    --------
    Net cash used in investing activities                                                    (70,898)     (53,801)    (50,975)
                                                                                           --------     ---------    --------

    CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from exercise of options                                                         11,260        5,266       4,140
    Repayment of long-term bank loans                                                        (35,826)     (27,066)     (3,249)
    Receipt of long-term bank loans                                                           58,410       10,000       2,233
    Dividends paid                                                                           (86,692)     (14,882)    (12,717)
    Change in short-term bank credit and  loans, net                                             216      (10,997)    (19,729)
                                                                                           --------     ---------    --------
    Net cash used in financing activities                                                    (52,632)     (37,679)    (29,322)
                                                                                           --------     ---------    --------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (42,047)        (124)     35,697
    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                    76,156       76,280      40,583
                                                                                           --------     ---------    --------
    CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                       $  34,109    $  76,156    $ 76,280
                                                                                           ========     =========    ========
    (*) Dividend received                                                                  $   8,150    $   2,214    $      -
                                                                                           ========     =========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                      Year ended December 31,
                                                                         -----------------------------------------------
                                                                         2004                 2003                  2002
                                                                         ----                 ----                  ----
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes                                                           $ 13,305             $ 14,666             $ 21,730
                                                                       ========             ========             ========
Interest                                                               $  3,122             $  4,034             $  2,947
                                                                       ========             ========             ========
SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital (surplus) deficiency (excluding
         cash and cash equivalents)                                    $   (707)            $    657           $        -
Property, plant and equipment                                               (10)                (249)                (275)
Goodwill and other intangible assets                                     (1,598)              (1,334)              (5,078)
Deferred income taxes                                                         -               (1,765)                   -
Long-term liabilities                                                         -                  198                    -
Minority interest                                                             -                   35                    -
                                                                       --------             --------             --------
                                                                         (2,315)              (2,458)              (5,353)
Less short-term debt incurred on acquisition                                  -                    -                   73
                                                                       --------             --------             --------
                                                                       $ (2,315)            $ (2,458)            $ (5,280)
                                                                       --------             --------             --------

(*)  Defense Systems Division of Elron Telesoft in 2002 (see Note 1C).

In 2003 a European subsidiary (see Note 1D) and AD&D (see Note 1E).

In 2004 the assets of Computer Instruments Corporation Inc. (see Note 1F)



  The accompanying notes are an integral part of the consolidated statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -  GENERAL

            A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 49% owned by the Federmann Group. On July 28, 2004, Elron Electronic Industries Ltd. completed the sale of all of its holdings in the Company, constituting approximately 19% of the Company's outstanding share capital, to Federmann Enterprises Ltd. The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly-owned subsidiaries are EFW Inc. ("EFW") and Elop Electro-Optics Industries, Ltd. ("El-Op").

            B. A majority of the Group's revenues are derived from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers refer to Note 18(C).

            C. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the business of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

                The Government  Division is engaged mainly in the development of
                communication   systems,   information   technology   and  image
                intelligence processing for defense and military applications.

                The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

                Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the year 2002.

            D. In June 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of a European subsidiary, a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

                This   subsidiary    develops,    manufactures    and   supports
                electro-optical products, mainly for the defense and space markets.

                The results of this subsidiary's operations have been included in the consolidated financial statements from the date of acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -  GENERAL (Cont.)

                Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of this subsidiary. were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

            E. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

                AD&D develops, manufactures and builds airborne models and other engineered products.

                The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of 10 years and to technology goodwill ($334).

                The results of AD&D.'s operations have been included in the consolidated financial statements from the date of acquisition.

                Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

            F. In August 2004, the Company (through a subsidiary of EFW) acquired a business from Computer Instruments Corporation Inc. ("CIC") of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

                The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company, with the support of an external appraisal:

                Current Assets                            $     994
                Property and equipment                           10
                Technology                                    1,327
                Goodwill                                        271
                                                          ---------
                    Total assets acquired                     2,602
                Current liabilities assumed                    (287)
                                                          ---------
                Net assets acquired                       $   2,315
                                                          =========

                The technology acquired will be amortized by the straight-line method over a period of 5-7 years. The results of CIC's operations have been included in the consolidated financial statements from the date of acquisition.

                Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the years 2003 and 2004.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -  GENERAL (Cont.)

            G. On December 27, 2004, the Company reached an agreement with Koor Industries ("Koor") to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran"), which represents approximately a 32% interest in Tadiran. This purchase will be made in parallel to Koor's purchase of approximately 9.8% of the Company's shares from Federmann Enterprises Ltd. ("Federmann") based on agreements reached between Federmann and Koor. The transaction will be executed in two stages as described below.

                In the first stage, the Company will purchase from Koor approximately 13.8% of Tadiran's shares and Koor will purchase from Federmann approximately 5.3% of the Company's shares. As of March 1, 2005, the Company held approximately 6% of Tadiran's shares acquired through purchases on the market, and therefore, following completion of the first stage the Company will own approximately 20% of Tadiran's shares. On completion of the first stage, Koor will support the Company's appointment of the greater of 3 members or 20% of Tadiran's board of directors, and Federmann will support Koor's appointment of a member to the Company's board of directors.

                In the second stage, the Company will purchase the balance of Koor's holdings in Tadiran. Koor will purchase an additional approximately 4.5% of the Company's shares from Federmann, and Federmann will support Koor's appointment of an additional member to the Company's board of directors, including the board's Vice Chairman. The second stage is subject to Koor completing the sale to Tadiran of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra") on agreed upon terms. Subject to those terms the Company agreed to support the purchase of the Elisra shares by Tadiran at Tadiran's general shareholders meeting. In the event that the sale of the Elisra shares to Tadiran is not made by April 2006, then Koor and the Company will have equal representation on Tadiran's board of directors, and an agreement regarding joint control of Tadiran will enter into effect between the Company and Koor.

                The Company will purchase from Koor the 32% of the Tadiran shares at a price of $37 per share, resulting in a total purchase price of approximately $146,000. Koor will purchase from Federmann the 9.8% of the shares in the Company at a price of $24.70 per share, resulting in a total purchase price of approximately $99,000.

                Under the Koor-Federmann shareholders agreement, which will became effective upon the completion of the first stage of the Koor-Federrmann transaction, Koor will obtain certain tag along rights in the event of Federmann's sale of shares in the Company, and Koor will be subject to certain restrictions on the transfer of its shares in the Company. Also, Koor has agreed to vote at general shareholders meetings of the Company in accordance with Federmann's instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights.

                On January 5, 2005, the Company's Audit Committee and board of directors approved the agreements with Koor relating to the Company's purchase of Koor's shares in Tadiran.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -  GENERAL (Cont.)

                On February 28, 2005, the Company's shareholders at an extraordinary general shareholders meeting approved the agreement with Koor relating to the Company's purchase of Koor's shares in Tadiran. As of March 1, 2005, the parties were in the process of obtaining approvals required for the transaction.

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES

            The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 22.

            A.  USE OF ESTIMATES

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

            B.  FINANCIAL STATEMENTS IN U.S. DOLLARS

                The Company's revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

                For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

            C.  PRINCIPLES OF CONSOLIDATION

                The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

                The consolidated subsidiaries include El-Op, EFW and other Israeli and non-Israeli subsidiaries.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            C.  PRINCIPLES OF CONSOLIDATION (CONT.)

                Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

            D.  CASH EQUIVALENTS

                Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

            E.  SHORT-TERM BANK DEPOSITS

                Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.

            F.  MARKETABLE SECURITIES

                Investments in a marketable securities are designed as available for sale according to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115"). Accordingly, these securities are stated at fair value, with unrealized gains and losses, net of taxes reported in accumulated other comprehensive income (loss), a separate component of the shareholders equity.

            G.  INVENTORIES

                Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                Cost is determined as follows:

                o Raw materials using the average cost method.
                o Costs  incurred on  long-term  contracts  in progress  include direct labor costs, material costs, subcontractors, other direct costs and overheads. These costs represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).
                o Labor overhead is generally included in our hourly rate and is allocated to each project according to the amount of hours invested. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

                Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            H.  INVESTMENT  IN  AFFILIATED  COMPANIES,   PARTNERSHIP  AND  OTHER
                COMPANIES

                Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

                Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                The Group applies Emerging Issues Task Force ("EITF 99-10") "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

                A change in the Company's proportionate share of a subsidiary's or investee's equity, resulting from issuance of shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting Sales of Stock by a Subsidiary".

                Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether another-than-temporary decline in value exists. Factors indicative of another-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if another-than-temporary decline in value of an investment has occurred.

            I.  LONG-TERM TRADE RECEIVABLES

                Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            J.  LONG-TERM BANK DEPOSITS

                Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost including accumulated interest.

            K.  PROPERTY, PLANT AND EQUIPMENT

                Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

                Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                                     %
                                                              ---------------
                Buildings                                       2-4 (mainly 4%)
                Instruments, machinery and equipment          10-33
                Office furniture and other                     6-33
                Motor vehicles                                15-20 (mainly 15%)

                Land rights and leasehold improvements - over the term of the lease.

            L.  INVESTMENT GRANTS

                As a governmental incentive for industrial companies in Israel, the "Investment Center" which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an "Approved Enterprise". An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see
                Note 15(A)(3) and 16(J)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition, of property, plant and equipment they are offset against property, plant and equipment and amortized over the period of the related investments.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            M.  IMPAIRMENT OF LONG-LIVED ASSETS

                The Group's long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2004, no impairment losses have been identified.

            N.  INTANGIBLE ASSETS

                Intangible   assets  are  stated  at  cost  net  of  accumulated
                amortization. Intangible assets are being amortized over their useful life using the straight-line method.

            O.  GOODWILL

                Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001 on a straight-line basis over 10 - 20 years. Under SFAS No. 142, effective as of January 1, 2002, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

                SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

                In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

                Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

                As of December 31, 2004, no impairment losses have been identified.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            P.  SEVERANCE PAY

                Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his/her employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

                The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                Severance pay expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $15,574, $11,491and $10,138, respectively.

            Q.  REVENUE RECOGNITION

                The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

                Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized on the percentage of completion basis.

                Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

                Sales  and  anticipated   profit  under  long-term   fixed-price
                production type contracts are recorded on a percentage of completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

                Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage of completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            Q.  REVENUE RECOGNITION (CONT.)

                Estimated contract profit is included in earnings in proportion to recorded sales.

                The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

                Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

                The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

                In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliverables" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

                In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

                As for research and development costs accounted for as contract costs refer to Note 2(T).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            R.  PRE-CONTRACT COSTS

                Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

            S.  WARRANTY

                The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group's warranty liability include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

                Changes in the Group's provision for warranty during the year are as follows:

                                                                              2004              2003
                                                                              ----              ----
                Balance, at January 1                                  $      9,692        $    8,541
                Warranties issued during the year                             4,737             4,491
                Warranties forfeited or exercised during the year           (4,952)            (3,340)
                                                                       ---------------    -------------
                Balance, at December 31                                $      9,477        $    9,692
                                                                       ===============    =============

            T.  RESEARCH AND DEVELOPMENT COSTS

                Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

                Under certain arrangements in which a customer participates in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

                Certain  Group   companies  in  Israel  receive  grants  (mainly
                royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            U.  INCOME TAXES

                The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

            V.  CONCENTRATION OF CREDIT RISKS

                Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

                The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                The Group's trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

            W.  DERIVATIVE FINANCIAL INSTRUMENTS

                Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            W.  DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

                For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain and loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

                For   derivative   instruments   not   designated   as   hedging
                instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

                As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                As part of its cash flow hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in a currency other than the U.S. dollar.

                As of December 31, 2004, the Group had forward contracts with a notional amount of approximately $30,900 to purchase and sell foreign currencies ($20,800 in Euro, $5,400 in Great Britain Pounds ("GBP") and $4,800 in other currencies). The Group also had options to hedge future cash flow denominated in GBP in the amount of $154,000. The forward contracts and the options mature in 2005.

                The fair value of the foreign exchange contracts and the options as of December 31, 2004 is minimal.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            X.  STOCK-BASED COMPENSATION

                Up until January 1, 2004, the Company elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, the Company accounted for stock option grants using the intrinsic value method whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. The Company recognized the expense over the vesting period of the award on a straight-line basis. Phantom options were accounted for as variable awards and accordingly compensation expenses were measured at the end of each reporting period and amortized on an accelerated basis over the remaining vesting period (See Note 17).

                Effective January 1, 2004 the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified, or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

                The cumulative effect on the deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one time adjustment to additional paid-in capital.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            X.  STOCK-BASED COMPENSATION (CONT.)

                If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic diluted net income per share for the years ended December 31, 2002 and 2003 would be as follows:


                                                                           Year ended December 31,
                                                                  --------------------------------------
                                                                     2004           2003           2002
                                                                  --------       --------     ----------
                Net income  as reported                           $ 52,993       $ 45,945     $   45,113
                Add - Stock based compensation
                  expense (income), net of
                  related tax effects as reported
                  (intrinsic method)                                 2,710          3,793           (741)
                Deduct - Stock based compensation expense
                  under fair value based method of SFAS 123
                  net of related of tax effects                     (2,710)        (2,956)        (2,956)
                                                                  --------       --------     ----------
                Pro forma net income                                52,993       $ 46,782     $   41,416
                                                                  ========       ========     ==========

                Net earnings per share:
                Basic net earnings per share as
                  reported                                        $   1.33       $   1.18     $     1.17
                                                                  ========       ========     ==========
                Diluted net earnings per share as
                  reported                                        $   1.29       $   1.14     $     1.13
                                                                  ========       ========     ==========

                Pro forma basic net earnings per share            $   1.33       $   1.20     $     1.08
                                                                  ========       ========     ==========
                Pro forma diluted net earnings per
                  share                                           $   1.29       $   1.16     $     1.04
                                                                  ========       ========     ==========

                The  fair  value  for  these  options  was  estimated   using  a
                Black-Scholes option pricing model with the following weighted average assumptions:

                                              2004       2003         2002
                                              ----       ----         ----

                Divided yield                  2.20%       2.19%      1.99%
                Expected volatility            26.7%      19.03%      21.9%
                Risk-free interest rate           4%       1.20%      1.34%
                Expected life                4 years     6 years    6 years

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            Y.  FAIR VALUE OF FINANCIAL INSTRUMENTS

                The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

                The  carrying  amount  of  the  available for   sale  marketable
                securities is recorded according to its fair market value, as determined by quoted market prices on stock exchange.

                Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                The fair value of foreign  currency  contracts (used for hedging
                purposes)  is  estimated  by  obtaining   current   quotes  from
                investment bankers.

                It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost and equity method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2003 and 2004 were $38,223 and $44,869, respectively, and represent the original cost of acquisition, and in the case of affiliates also the Company's equity in the earnings/losses of the affiliates and its share in the changes of the affiliates' equity since the dates of acquisition.

            Z.  BASIC AND DILUTED NET EARNINGS PER SHARE

                Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            AA. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                (1). In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments". The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for investments accounted for under SFAS 115 are effective for annual reporting periods ending after June 15, 2003 and for costs method investments for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

                (2). In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                (3). On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) ("123(R)"), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123 (R) on July 1, 2005. Since, as noted in Note 2(AA) below, the Company adopted, effective January 1, 2004, the fair-value-based method of accounting for share-based payments, the adoption of Statement 123(R) is not expected to have a material impact on the Company's results of operation or its financial position.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            AA. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                Statement   123(R)  permits   public   companies  to  adopt  its
                requirements using one of two methods:

                o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and
                      (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remains unvested on the effective date.

                o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                The Company plans to adopt Statement No. 123(R) using the modified prospective method.

                The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the "modified prospective method" described in FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position. However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $1,179, $758, and $648 in 2004, 2003 and 2002, respectively.

            AB. RECLASSIFICATIONS

                Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 3   -  TRADE RECEIVABLES, NET

            Trade receivables

                                                                       December 31,
                                                             ----------------------------
                                                                  2004             2003
                                                                  ----             ----
                Open accounts (*)                             $ 181,995         $ 170,287
                Unbilled receivables                             35,885            36,855
                Less - allowance for doubtful accounts           (3,064)           (3,861)
                                                              ---------         ---------
                                                              $ 214,816         $ 203,281
                                                              =========         =========
                (*) Includes affiliated companies             $  10,823         $   6,668
                                                              =========         =========

Note 4   -  OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                       December 31,
                                                             ----------------------------
                                                                  2004             2003
                                                                  ----             ----

                Deferred income taxes                         $  20,603         $  21,908
                Prepaid expenses                                 17,914            14,310
                Government institutions                           5,719             5,826
                Employees                                         1,204               513
                Others                                            6,895             5,806
                                                              ---------         ---------
                                                              $  52,335         $  48,363
                                                              =========         =========

Note 5   -  INVENTORIES, NET OF ADVANCES

                                                                       December 31,
                                                             ----------------------------
                                                                  2004             2003
                                                                  ----             ----

                Cost incurred on long-term contracts
                  in progress                                 $ 254,009         $ 254,910
                Raw materials                                    71,813            78,504
                Advances to suppliers and subcontractors         21,164            20,137
                                                              ---------         ---------
                                                                346,986           353,551

                Less -
                Cost incurred on contracts in progress
                  deducted from customer advances                14,533            14,581
                                                              ---------         ---------
                                                                332,453           338,970

                Less -
                Advances received from customers (*)             75,776            77,482
                Provision for losses                              7,636            12,263
                                                              ---------         ---------
                                                              $ 249,041         $ 249,225
                                                              =========         =========

            The Company has transferred legal title of inventories to certain customers as collateral for advances received.

            (*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented as a liability. In cases where the inventories are in excess of advances received, the net amount is presented as an asset.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

            A.  Investments in companies accounted for under the equity method:

                                         December 31,
                               -------------------------------
                                    2004             2003
                                    ----             ----

                SCD (1)           $19,186        $17,347
                VSI (2)             6,966          6,149
                RedC (5)            3,100              -
                Opgal (3)           2,873          2,390
                Others (4)            999            592
                                  -------        -------
                                  $33,124        $26,478
                                  =======        =======

                (1) Semi Conductor Devices ("SCD") is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.

                (2) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by EFW and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

                (3) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                (4) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (43% on a fully diluted basis) of the voting rights of Mediguide. During 2001-2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES
            (CONT.)

            A. Investments in companies accounted for under the equity method (cont.)

                (5) RedC Optical Networks Inc. ("RedC"), a company registered in Delaware, is engaged in the multi-focal optic communications sector and as of December 31, 2003 was held 36.5% by El-Op. RedC designs develops and manufacture optical amplifiers for dense wave-length multiplexing optical networks for telecommunications. In the year ended December 31, 2002, the Company recorded a provision for loss on its investment in RedC of $2,500. This provision has been presented under "Equity in net earnings of affiliated companies and partnership".

                      In November 2004, El-Op acquired all of the outstanding voting Preferred A shares of RedC from MRV Communications Inc. for a consideration of $2,000, in accordance with El-Op's right of first refusal based on the Preferred A shares investment agreement. Prior to the acquisition, El-Op held 57% of the Ordinary shares of RedC which reflected 36.5% of its voting rights. Following the acquisition, El-Op held 57% of the Ordinary shares and 100% of the Preferred A shares, which reflected 72.5% of RedC's voting rights.

                      In December 2004, El-Op signed a Transfer Agreement for selling all of it's holdings in RedC, including the Ordinary shares and Preferred A shares, in consideration for $3,100 which was paid in cash on the closing date in January 2005. The closing was subject to certain conditions, which were all met by January 21, 2005.

                      El-Op allocated the purchase price to the fair value of the assets acquired and liabilities assumed.

                      Such allocation resulted in negative goodwill amounting to approximately to $1,100. Since Red-C had no assets which could be reduced by the negative goodwill, according to the provisions of FAS 141, this goodwill was recorded as other income in the financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES
            (CONT.)

            A. Investments in companies accounted for under the equity method (cont.)

                (6)   The   summarized   aggregate   financial   information  of
                      companies accounted for under the equity method is as follows:

                            Balance Sheet Information:

                                                           December 31,
                                                    ------------------------
                                                      2004            2003
                                                    --------        --------

                Current assets                      $124,352        $105,457
                Non-current assets                    21,646          15,799
                                                    --------        --------
                Total assets                         145,998         121,256
                                                    ========        ========

                Current liabilities                   68,655          59,076
                Non-current liabilities                3,868           4,584
                Shareholders' equity                  73,475          57,596
                                                    --------        --------
                Current assets                      $145,998        $121,256
                                                    ========        ========

                Income Statement Information:

                                                  Year ended December 31,
                                         ---------------------------------------
                                           2004          2003             2002
                                           ----          ----             ----
                Revenues                 $213,680      $183,426        $138,493
                Gross profit               55,285        45,616          36,278
                Net income                 15,195        13,976           6,904

                (7)   See Note 16(F) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES
            (CONT.)

            B.  Investments in companies accounted for under the cost method

                                       December 31,
                                  ----------------------
                                    2004           2003
                                    ----           ----
                Sultam (1)        $ 3,500        $ 3,500
                ISI (2)             7,230          7,230
                AAI (3)             1,000          1,000
                Others                 15             15
                                  -------        -------
                                  $11,745        $11,745
                                  =======        =======

                (1) Sultam Systems Ltd. ("Sultam"), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.

                (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

                (3) AeroAstro Inc. ("AAI") - In January 2003, the Company purchased 8.33% of the common stock of AAI, a Delaware corporation in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7   -  LONG-TERM BANK DEPOSITS AND TRADE RECEIVABLES

                                                                 December 31,
                                                             -------------------
                                                              2004         2003
                                                              ----         ----
                Deposits with banks for loans granted
                    to employees (*)                         $1,603       $1,901
                Long-term trade receivables                     452          393
                Other deposits with banks                        47           53
                                                             ------       ------
                                                             $2,102       $2,347
                                                             ======       ======

            (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $534 (2003 - $633).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 8   -  PROPERTY, PLANT AND EQUIPMENT, NET

                                                                               December 31,
                                                                      ---------------------------
                                                                         2004              2003
                Cost (1):
                Land, buildings and leasehold improvements (2)        $ 151,285         $ 140,812
                Instruments, machinery and equipment (3)                222,153           196,229
                Office furniture and other                               26,828            25,254
                Motor vehicles                                           37,308            29,776
                                                                      ---------         ---------
                                                                        437,574           392,071
                Accumulated depreciation                               (193,286)         (162,850)
                                                                      ---------         ---------
                Depreciated cost                                      $ 244,288         $ 229,221
                                                                      =========         =========

            Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $35,001, $30,775 and $26,525, respectively.

            (1) Net of  investment  grants  received  (mainly  for  instruments, machinery and equipment) in the amounts of approximately $29,800 as of both December 31, 2004 and 2003.

            (2) Includes, rights in approximately 9,225 square meters of land in
                Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

            (3) Includes  equipment produced by the Group for its own use in the aggregate amount of $69,146 and $59,318 as of December 31, 2004 and 2003, respectively.

            (4) As for pledges of assets - see Note 16(I).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -   INTANGIBLE ASSETS, NET

            A.

                                              Weighted average
                                               number of years
                                               of amortization              December 31,
                                               ---------------         --------------------
                                                                       2004            2003
                                                                       ----            ----
                Original cost:
                  Technology (1)                       15           $ 85,413        $ 82,449
                  Trade marks (2)                      17              8,000           8,000
                  Goodwill (3)                                        37,884          37,613
                                                                    --------        --------
                                                                     131,297         128,062
                                                                    --------        --------
                Accumulated amortization:
                  Technology                                          28,365          21,555
                  Trade marks                                          1,908           1,458
                  Goodwill                                             5,037           5,037
                                                                    --------        --------
                                                                      35,310          28,050
                                                                    --------        --------
                Amortized cost                                      $ 95,987        $100,012
                                                                    ========        ========

                (1) The technology acquired consists of four major items as follows:

                      In 2000, the Company completed a merger with El-Op. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with El-Op comprises various technologies relating to:

                      a. Diode  pumped  and other  advanced  solid-state  lasers incorporating add-on eye-safety options.

                      b. Detectors for thermal  imaging  devices,  including 2-D arrays for second and third generation forward looking infrared sensors.

                      c. Line  of  sight  command,   control  and  stabilization
                         systems employing computerized digital controllers.

                      d. Sophisticated  image and signal  processing,  utilizing the modern equipment and software.

                      e. High precision  mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.

                      f. Aviation  instruments such as precision  altimeters and air speedometer.

                      In 2000, EFW acquired from Honeywell Inc., Honeywell's business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -   INTANGIBLE ASSETS, NET (CONT.)

                      In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

                      In 2002, the Company acquired the business of the Defense Systems Division of Elron Telesoft as detailed in Note 1(C) above in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

                (2) Includes trade marks acquired in the merger with El-Op in 2000.

                (3)   Includes  mainly  goodwill  resulting from the merger with
                      El-Op ($34,200) in 2000 and goodwill acquired from Honeywell Inc. ($1,800) in 2000. Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%. The change in goodwill results from an acquisition of the business of CIC (See Note 1(F) above).

            B. Amortization expenses amounted to $7,260, $7,222 and $6,412 for the years ended December 31, 2004, 2003 and 2002, respectively.

            C.  The annual  amortization  expense relating to intangible  assets
                existing  as  of  December   31,   2004  is   estimated   to  be
                approximately as follows:

                      2005                               $      6,900
                      2006                                      5,600
                      2007                                      5,400
                      2008                                      5,200
                      2009                                      4,900
                      Thereafter                               35,140
                                                         ------------
                      Total                              $     63,140
                                                         ============

Note 10  -  SHORT-TERM BANK CREDIT AND LOANS

                                                                              December 31,
                                                   --------------------------------------------------------------------
                                                          2004              2003            2004            2003
                                                   -----------------  --------------- ---------------- --------------
                Short-term bank loans:                       Interest Rate
                                                   ---------------------------------
                  In U.S. dollars                       4.2-4.6%            3.3-4.75%     $ 3,967         $   533
                  In Euro                                     -                  3.5%           -           1,927
                                                                                          -------         -------
                                                                                            3,967           2,460
                                                                                          -------         -------
                Short-term bank credit:
                  In NIS unlinked                       5.7-8.1%                 7.2%       2,120           4,684
                  In U.S. dollars                           4.4%                 2.6%       2,505           1,365
                                                                                          -------         -------
                                                                                            4,625           6,049
                                                                                          -------         -------
                                                                                          $ 8,592         $ 8,509
                                                                                          =======         =======
                Weighted Average Interest Rate              4.7%                 5.4%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 11  -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                              December 31,
                                                       -------------------------
                                                          2004            2003
                                                          ----            ----
                Payroll and related expenses           $ 42,491        $ 33,382
                Provision for vacation pay               26,936          25,280
                Government institutions (*)              31,619          25,243
                Provision for warranty                    9,477           9,692
                Cost provisions and others (**)          59,179          64,223
                                                       --------        --------
                                                       $169,702        $157,820
                                                       ========        ========

                (*) Includes a provision for income taxes net of advances paid and provision for royalties to the Office of the Chief Scientist of Israel (See Note 16(A)).

                (**) Includes  provisions for estimated  future costs in respect of basic design and system operating difficulties, arising subsequent to delivery and acceptance by the customer. The calculation of the provision is based on past experience. In addition, these amounts include unbilled services of services provided.

Note 12  -  CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON
            CONTRACTS IN PROGRESS

                                                                               December 31,
                                                                        ------------------------
                                                                          2004             2003
                                                                          ----             ----
                Advances received                                       $180,738        $199,273
                Less -
                  Advances presented under long-term liabilities          10,320           7,592
                  Advances deducted from inventories                      75,776          77,482
                                                                        --------        --------
                                                                          94,642         114,199
                Less -
                  Costs incurred on contracts in progress                 14,533          14,581
                                                                        --------        --------
                                                                        $ 80,109        $ 99,618
                                                                        ========        ========

                As for guarantees and liens see Note 16(F).

Note 13  -  LONG-TERM LOANS

                                                                                                    December 31,
                                                                 Interest       Years of     -----------------------
                                           Currency                 %           maturity        2004         2003
                                         ------------          ------------     --------        ----         ----
              Banks                      U.S. dollars            Libor +          mainly
                                                               0.75%-1.25%         2-3       $ 83,469     $   57,574
              Banks                      NIS-unlinked          Israeli Prime         -              -          3,599
              Office of Chief            NIS-linked to
                 Scientist               the Israeli-CPI          4.4%               3          4,131          7,683
              Other                                                                               290              -
                                                                                             --------     ----------
                                                                                               87,890         68,856
              Less-current maturities                                                           1,656          6,532
                                                                                             --------     ----------
                                                                                             $ 86,234     $   62,324
                                                                                             ========     ==========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 13  -  LONG-TERM LOANS (CONT.)

            The Libor rate as of December 31, 2004 was 2.56%. The maturities of these loans after December 31, 2004 are as follows:

            2005 - current maturities                      $       1,656
            2006                                                  40,527
            2007                                                  42,550
            2008                                                     165
            2009                                                     170
            2010 and thereafter                                    2,822
                                                           -------------
                                                           $      87,890
                                                           =============


            See Note 16(G) for covenants.

Note 14  -  BENEFIT PLANS

            EFW, the Company's subsidiary in the U.S., has adopted for its employees in the U.S. benefits plans as follows:

            Defined Benefit Retirement Plan

            EFW has two defined benefit pension plans (the "Plans") substantially covering its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -  BENEFIT PLANS (Cont.)

            The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the
            Plans:


                                                                                     December 31,
                                                                             --------------------------
                                                                                2004             2003
                                                                                ----             ----
                Benefit obligation at beginning of year                      $ 34,965          $ 28,439
                Service cost                                                    3,000             2,480
                Interest cost                                                   2,191             1,921
                Actuarial losses                                                2,307             2,825
                Unrecognized transition obligation                              1,056                 -
                Benefits repaid                                                  (822)             (700)
                                                                             --------          --------
                Benefit obligation at end of year                              42,697            34,965
                                                                             --------          --------

                Plans assets at beginning of year                              21,196            15,558
                Actual return on Plan assets                                    1,756             2,689
                Contributions by employer                                       2,971             3,649
                Benefits repaid                                                  (822)             (700)
                                                                             --------          --------
                Plans assets at end of year                                    25,101            21,196
                                                                             --------          --------
                Funded status of Plans (underfunded)                          (17,595)          (13,769)
                Unrecognized prior service cost                                  (180)             (195)
                Unrecognized transition obligation                              1,056                 -
                Unrecognized net actuarial loss                                11,447             9,395
                                                                             --------          --------
                Net amount recognized                                        $ (5,272)         $ (4,569)
                                                                             ========          ========
                Net asset (liability) consists of:

                Accrued benefit liability                                    $(13,899)         $(11,011)
                Intangible asset                                                  895                51
                Accumulated other comprehensive income                          7,732             6,391
                                                                             --------          --------
                Net amount recognized                                        $ (5,272)         $ (4,569)
                                                                             ========          ========
                Weighted average assumptions:

                   Discount rate as of December 31,                              6.00%             6.25%
                   Expected long-term rate of return on Plan's assets            8.50%             9.00%
                   Rate of compensation increase                                 3.00%             3.00%


                                                                          Year ended December 31,
                                                                ---------------------------------------
                                                                  2004            2003            2002
                                                                  ----            ----            ----
                Components of net periodic pension cost:
                  Service cost                                  $ 3,000         $ 2,480         $ 2,067
                   Interest cost                                  2,191           1,921           1,678
                   Expected return on  Plans' assets             (1,951)         (1,573)         (1,597)
                  Amortization of prior service cost                (15)            (15)             28
                  Recognized net actuarial loss                     451             339               -
                                                                -------         -------         -------
                   Net periodic pension cost                    $ 3,676         $ 3,152         $ 2,176
                                                                =======         =======         =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -  BENEFIT PLANS (Cont.)

            Defined Contribution Plan

            The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. EFW's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. EFW may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,744 for the year ended December 31, 2004 (2003 - $1,629, 2002 - $1,369).

Note 15  -  TAXES ON INCOME

            A.  APPLICABLE TAX LAWS

                (1) Measurement of taxable income under Israel's Income Tax (Inflationary Adjustments) Law, 1985:

                      Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                      In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

                (2) Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

                      The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone Aviation Products Ltd.) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  TAXES ON INCOME (CONT.)

                (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1969:

                      Several expansion programs of the Company and certain of its Israeli subsidiaries ("the companies") have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

                      Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2004, the tax benefits for these exiting expansion programs will expire within the period of 2005 to 2012.

                      The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16(J)). As of December 31, 2004, Management believes that the companies are meeting all conditions of the approvals.

                      As of December 31, 2004, retained earnings included approximately $116,500 in tax-exempt profits earned by the companies' "Approved Enterprises". If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%) and an income tax liability would be incurred of approximately $29,100 as of December 31, 2004.

                      The companies' board of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies' "Approved Enterprise".

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  TAXES ON INCOME (CONT.)

                (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1969 (Cont.):

                      In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

                      Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 35%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

            B.  NON - ISRAELI SUBSIDIARIES

                Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

            C.  INCOME BEFORE TAXES ON INCOME

                                                               Year ended December 31,
                                                        ----------------------------------
                                                        2004           2003           2002
                                                        ----           ----           ----
                Income before taxes on income:
                   Domestic                           $43,642        $38,423        $42,317
                   Foreign                             16,985         11,090         11,977
                                                      -------        -------        -------
                                                      $60,627        $49,513        $54,294
                                                      =======        =======        =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  INCOME TAXES (CONT.)

            D.  TAXES ON INCOME


                                                                   Year ended December 31,
                                                       ------------------------------------------
                                                          2004             2003             2002
                                                          ----             ----             ----
                Taxes on income:
                Current taxes:
                   Domestic                            $  6,661         $ 12,346         $ 11,654
                   Foreign                                7,651              718            6,114
                                                       --------         --------         --------
                                                         14,312         $ 13,064         $ 17,768
                                                       --------         --------         --------
                Deferred income taxes:
                   Domestic                               1,463           (4,672)          (3,561)
                   Foreign                                 (556)           2,942           (2,059)
                                                       --------         --------         --------
                                                            907           (1,730)          (5,620)
                                                       --------         --------         --------

                Taxes in respect of prior years               -                -           (2,800)(*)
                                                       --------         --------         --------
                                                       $ 15,219         $ 11,334         $  9,348
                                                       ========         ========         ========


                (*) A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years' tax assessments in respect of various Group companies with the tax authorities.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  INCOME TAXES (CONT.)

            E.  DEFERRED INCOME TAXES

                Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:


                                                                                       Deferred
                                                                              Tax asset (liability)((1)
                                                                              -------------------------
                                                               Total          Current        Non-current
                                                             --------         --------         --------
                As of December 31, 2004
                Deferred tax assets:
                Reserves and allowances                      $ 12,797         $ 13,191         $   (394)
                Inventory                                       5,376            5,376                -
                Net operating loss carryforwards                5,395              149            5,246
                                                             --------         --------         --------
                                                               23,568           18,716            4,852
                Valuation allowance                            (3,445)               -           (3,445)
                                                             --------         --------         --------
                Net deferred tax assets                        20,123           18,716            1,407
                                                             --------         --------         --------

                Deferred tax liabilities:
                Property, plant and equipment                 (12,999)               -          (12,999)
                Intangible assets                             (10,285)           2,639          (12,924)
                Available for sale securities                    (752)            (752)               -
                                                             --------         --------         --------
                                                              (24,036)           1,887          (25,923)
                                                             --------         --------         --------
                Net deferred tax assets (liabilities)        $ (3,913)        $ 20,603         $(24,516)
                                                             ========         ========         ========

                As of December 31, 2003
                Deferred tax assets:

                Reserves and allowances                      $ 11,149         $ 11,187         $    (38)
                Inventory                                       7,952            7,952                -
                Net operating loss carryforwards                6,606              439            6,167
                                                             --------         --------         --------
                                                               25,707           19,578            6,129
                Valuation allowance                            (3,879)               -           (3,879)
                                                             --------         --------         --------
                Net deferred tax assets                        21,828           19,578            2,250
                                                             --------         --------         --------

                Deferred tax liabilities:
                Property, plant and equipment                 (12,769)               -          (12,769)
                Intangible assets                             (12,067)           2,330          (14,397)
                                                             --------         --------         --------
                                                              (24,836)           2,330          (27,166)
                                                             --------         --------         --------
                Net deferred tax assets (liabilities)        $ (3,008)        $ 21,908         $(24,916)
                                                             ========         ========         ========

(1) The current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  INCOME TAXES (CONT.)

            F. As of December 31, 2004, The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $16,700, and the Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $7,300. These losses can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $5,400 in respect of which a valuation allowance has been recorded in the amount of approximately $3,400.

            G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:


                                                                                   Year ended December 31,
                                                                      ---------------------------------------------
                                                                         2004              2003              2002
                                                                         ----              ----              ----
                Income  before taxes as reported in the
                  consolidated statements of operations               $ 60,627          $ 49,513          $ 54,294
                Statutory tax rate                                          35%               36%               36%
                                                                      ========          ========          ========
                Theoretical tax expense                               $ 21,219          $ 17,825          $ 19,546
                Tax benefit arising from reduced rate as an
                   "Approved Enterprise" and other tax
                   benefits                                             (7,196)           (8,391)           (9,054)
                Tax adjustment in respect of different tax
                  rates for foreign subsidiaries                           496               279              (461)
                Operating carryforward losses for which
                   valuation allowance was provided                       (434)              126             2,189
                Increase (decrease) in taxes resulting
                  from nondeductible expenses                            1,095               993              (263)
                Difference in basis of measurement for
                   financial reporting and tax return purposes            (210)              846               458
                Taxes in respect of prior years                              -                 -            (2,800)
                Other differences, net                                     248              (344)             (267)
                                                                      --------          --------          --------
                Actual tax expenses                                   $ 15,219          $ 11,334          $  9,348
                                                                      ========          ========          ========
                Effective tax rate                                        25.1%             22.9%             17.2%
                                                                      ========          ========          ========

            H.  AMENDMENT TO THE INCOME TAX ORDINANCE

                On September 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. The adoption of the Amendment did not have a significant effect on the Company's financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES

            A.  ROYALTY COMMITMENTS

                1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                      In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

                      In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                      The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

                      Royalties expensed amounted to $5,802, $7,812 and $14,471 in 2004, 2003 and 2002, respectively.

                2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) (the "regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

                      If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                      In May 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801. This expense is included cost of revenues.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

            B.  COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2004 amounted to $673,000 to be performed over a period of up to 11 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

                In the opinion of the Company's Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

            C.  LEGAL CLAIMS

                The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company's Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

            D.  LEASE COMMITMENTS

                The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2004 as follows:

                2005                    $      6,655
                2006                           5,939
                2007                           4,547
                2008                           3,022
                2009 and thereafter           13,060
                                        ------------
                                        $     33,223
                                        ============

                Rent expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $6,842, $9,177, and $9,215, respectively.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

            E.  PUT OPTION

                Three founding employees (the "Founders"), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. ("Kinetics"), a 51%-owned Israeli subsidiary, have a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics' outstanding shares have "tag along" rights in the event the Founders exercise the put option.

                The put  option  is  exercisable  from  January  1,  2005  until
                December 31, 2005 at a price equal to the higher of the Founder's pro-rata share (corresponding to the Founder's shareholding percentage) of:

                (1) The value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company. The appraiser will value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date; or

                (2) $12,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

                As of December 31, 2004, the fair value of the aforementioned option was immaterial.

            F.  GUARANTEES

                1. Guarantees in the amount of approximately $380,000 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

                2. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them from banks amounting to $12,000 (2003- $13,900), of which $11,500
                      (2003 - $13,400) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line.

            G.  COVENANTS

                In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004 the Company and its subsidiaries were in full compliance with all covenants.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

            H.  CONTRACTUAL OBLIGATIONS

                Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company's applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company's right to terminate the purchase order or subcontract in the event of the vendors' or subcontractors' default, as well as the Company's right to terminate the order or subcontract for the Company's convenience (or if the Company's prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2004 and 2003 the purchase commitments were $345,000 and $348,400 respectively.

            I. In order to secure bank loans and bank guarantees in the amount of $10,019 as of December 31, 2004, certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

            J. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $220 (see Note 15 (A) (3) above).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

Note 17  -  SHAREHOLDER'S EQUITY

            A.  SHARE CAPITAL

                Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

            B.  2000 EMPLOYEE STOCK OPTION PLAN

                In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                Any options which are canceled or forfeited before expiration become available for future grants. As of December 31, 2004, 453,794 options of the Company were still available for future grants.

            C.  "PHANTOM" SHARE OPTIONS

                Until January 1, 2004, the Company applied the provision of APB No. 25, under which the phantom share options were considered to be part a variable awards as defined in APB No. 25, and accordingly the compensation cost of the options was measured at the end of each reporting period and amortized by the accelerated method over the remaining vesting period. Starting January 1, 2004, the Company accounts for its stock based compensation awards under the fair value based method.

            D. A summary of the Company's share option activity under the plans is as follows:


                                             2004                            2003                               2002
                                  ---------------------------     ----------------------------      -----------------------------
                                                     Weighted                         Weighted                          Weighted
                                                     average                           average                          average
                                    Number of        exercise      Number of          exercise       Number of          exercise
                                     options          price         options             price         options            price
                                     -------          -----         -------             -----         -------            -----
Outstanding-beginning
   of the year                     3,735,602        $   12.30      4,511,724         $   12.26      5,107,634         $   11.93
  Granted                            130,500            15.67         13,000             14.91         27,000             14.92
  Exercised                       (1,666,774)           12.12       (757,947)            12.13       (558,901)             9.45
  Forfeited                          (69,071)           12.10        (31,175)            12.29        (64,009)            11.33
                                   ---------        ---------      ---------         ---------      ---------         ---------
  Outstanding - end of the
    year                           2,130,257        $   12.60      3,735,602         $   12.30      4,511,724         $   12.26
                                   =========        =========      =========         =========      =========         =========

Options exercisable at
   the end of the year             1,950,903        $   12.36      2,547,196         $   12.23      2,287,790         $   12.18
                                   =========        =========      =========         =========      =========         =========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

Note 17  -  SHAREHOLDER'S EQUITY (CONT.)

            E. The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:


                                         Options outstanding                          Options exercisable
                        ----------------------------------------------------     -----------------------------
                                               Weighted                                              Weighted
                              Number            average         Weighted             Number           average
                            outstanding        remaining         average         outstanding as      exercise
                               as of          contractual       exercise           of December       price per
    Exercise price       December 31, 2004   life (years)    price per share        31, 2004          share
    --------------       -----------------   ------------    ---------------     --------------      ---------
 $10.61-$12.16                  1,500           0.82         $     12.16                1,500     $     12.16
 $12.18-$18.99              1,050,427           2.17               12.60              960,750           12.36
 $12.18-$18.99(*)           1,078,330           2.23               12.59              988,563           12.35
                            ---------           ----         -----------            ---------     -----------
                            2,130,257           2.20         $     12.60            1,950,903     $     12.36
                            =========           ====         ===========            =========     ===========

(*) Phantom share options.

                Compensation expense (income) amounted to $3,387, $4,741 and $(926) were recognized during the years ended December 31, 2004, 2003 and 2002, respectively. All the compensation expenses (income) in the years 2002 and 2003 were related to the Phantom share options under the stock option plan. The expenses in 2004 were recorded based on SFAS No. 123 and SFAS No. 148 according to the modified prospective method. The expenses (income) were recorded as follows:


                                                                    Year ended December 31,
                                                           ---------------------------------------
                                                             2004           2003             2002
                                                             ----           ----             ----
                Cost of revenues                           $ 1,863        $ 2,608         $  (509)
                R&D and marketing expenses                     677            948            (185)
                General and administration expenses            847          1,185            (232)
                                                           -------        -------         -------
                                                           $ 3,387        $ 4,741         $  (926)
                                                           =======        =======         =======

            F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2004, 2003 and 2002 were:

                                                                     Less than market price
                                                           ---------------------------------------
                                                                    Year ended December 31,
                                                           ---------------------------------------
                                                             2004           2003             2002
                                                             ----           ----             ----
                Weighted average exercise price            $ 15.67        $ 14.91         $ 14.92
                Weighted average fair values on
                  grant date                               $  6.62        $  4.63         $  4.31

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

Note 17  -  SHAREHOLDER'S EQUITY (CONT.)

            G.  Computation of basic and diluted net earnings per share:


                                   Year ended                           Year ended                              Year ended
                                December 31, 2004                     December 31, 2003                      December 31, 2002
                     -----------------------------------    -----------------------------------   ----------------------------------
                         Net                                    Net                                   Net
                       income to     Weighted                 income to     Weighted                income to     Weighted
                     shareholders    averaged      Per      shareholders    averaged     Per      shareholders    averaged     Per
                     of Ordinary     number of    share     of ordinary     number of   share     of ordinary     number of   share
                        shares       shares (*)   amount       shares       shares (*)  amount       shares       shares (*)  amount
                     ------------    ----------  ------     ------------    ----------  ------    ------------    ----------  ------
Basic net earnings      $52,993       39,952     $ 1.33       $45,945        39,061     $ 1.18      45,113         38,489     $ 1.17

Effect of dilutive
 securities:
Employee stock
 options                      -        1,089                        -         1,169                      -          1,374
                        -------       ------                  -------        ------                 ------         ------
Diluted net earnings    $52,993       41,041     $ 1.29       $45,945        40,230     $ 1.14      45,113         39,863     $ 1.13
                        =======       ======     ======       =======        ======     ======      ======         ======     ======

* In thousands

            H.  TREASURY SHARES

                The Company's shares held by the Company and its subsidiaries are presented at cost and deducted from shareholder's equity.

            I.  DIVIDEND POLICY

                Dividends declared by the Company are paid subject to statutory limitations. The Company's board of directors has determined not to declare dividends out of tax exempt earnings.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 18  -  MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

            The Group applies Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Group operates in one reportable segment (see Note 1 for a brief description of the Group's business).

            A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                       Year ended December 31,
                              ----------------------------------------
                                2004            2003            2002
                              --------        --------        --------
                Europe        $124,130        $109,409        $144,862
                U.S            348,509         332,323         267,686
                Israel         241,601         255,742         225,674
                Others         225,685         200,506         189,234
                              --------        --------        --------
                              $939,925        $897,980        $827,456
                              ========        ========        ========

            B.  Revenues are generated by the following product lines:


                                                                          Year ended December 31,
                                                                ----------------------------------------
                                                                   2004           2003            2002
                                                                   ----           ----            ----
                Airborne systems                                $367,927        $373,580        $372,756
                Land vehicles systems                            199,224         199,800         135,700
                Command, control, communications,
                computers, intelligence, surveillance
                and reconnaissance systems (C4ISR)               108,925         133,900         122,700
                Electro-optical systems                          200,322         140,500         148,200
                Others                                            63,527          50,200          48,100
                                                                --------        --------        --------
                                                                $939,925        $897,980        $827,456
                                                                ========        ========        ========

            C. Revenues from single customer, which exceed 10% of total revenues in the reported years:


                                         Year ended December 31,
                                      --------------------------
                                      2004       2003       2002
                                      ----       ----       ----

                IMOD                   17%        21%        20%
                U.S. Government        10%         *          *

                * Less than 10%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 18  -  MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

            D.  Long-lived assets by geographic areas:

                                       Year ended December 31,
                              ----------------------------------------
                                2004             2003           2002
                                ----             ----           ----
                Israel        $237,887        $229,396        $211,256
                U.S             84,701          81,261          83,814
                Others          17,687          18,576          13,660
                              --------        --------        --------
                              $340,275        $329,233        $308,730
                              ========        ========        ========

Note 19  -  RESEARCH AND DEVELOPMENT COSTS, NET

                                                       Year ended December 31,
                                             ------------------------------------------
                                               2004             2003             2002
                                             --------         --------         --------
                Total expenses               $ 86,368         $ 65,487         $ 62,560
                Less - participations         (19,522)         (10,568)          (5,550)
                                             --------         --------         --------
                                             $ 66,846         $ 54,919         $ 57,010
                                             ========         ========         ========

Note 20  -  FINANCIAL EXPENSES, NET


                                                                       Year ended December 31,
                                                           -----------------------------------------
                                                             2004            2003             2002
                                                             ----            ----             ----
                Expenses:
                On long-term bank debt                     $(1,544)        $(2,215)        $(2,765)
                On short-term bank credit and loans         (2,309)         (2,182)         (2,435)
                Others                                      (3,181)         (3,905)         (1,899)
                                                           -------         -------         -------
                                                           $(7,034)         (8,302)         (7,099)
                                                           -------         -------         -------

                Income:
                Interest on cash, cash equivalents
                  and bank deposits                            628             309           1,547
                Others                                       1,115           4,397           1,063
                                                           -------         -------         -------
                                                             1,743           4,706           2,610
                                                           -------         -------         -------

                Gain (loss) from exchange rate
                  differences                                 (561)         (1,274)          1,454
                                                           -------         -------         -------
                                                           $(5,852)        $(4,870)        $(3,035)
                                                           =======         =======         =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 21  -  RELATED PARTIES TRANSACTIONS AND BALANCES


                                                                        Year ended December 31,
                                                               -------------------------------------
                                                                 2004           2003           2002
                                                                 ----           ----           ----
                Income -
                  Sales to affiliated companies (*)            $56,346        $34,674        $37,924
                  Participation in expenses                    $ 2,594        $ 1,773        $   902

                Cost and expenses -
                  Supplies and services from affiliated
                   companies (**)                              $16,338        $21,606        $10,457
                  Participation in expenses                    $   627        $ 1,751        $ 1,498
                  Financial expenses                           $     3        $    23        $   110


                                                                     December 31,
                                                               -----------------------
                                                                 2004           2003
                                                                 ----           ----
              Trade receivables and other receivables (*)      $13,214        $ 6,668
              Trade payables (**)                              $ 5,445        $ 4,975

              (*) The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

              (**) Includes electro-optics components and sensors purchased by the Company from SCD and electro-optics products purchased by the Company from Opgal.

Note 22 -   RECONCILIATION TO ISRAELI GAAP

            As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and generally accepted accounting principles in Israel ("Israeli GAAP") on the Company's financial statements are detailed below.

            A building purchased from Elbit Ltd.
            ------------------------------------

            According to Israeli GAAP, the Company charged to additional paid-in capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999. According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

            Proportional consolidation method
            ---------------------------------

            According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 22 -   RECONCILIATION TO ISRAELI GAAP (cont.)

            Tax benefit in respect of options exercised
            -------------------------------------------

            According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

            Goodwill
            --------

            Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

            Investment in marketable securities - Tadiran
            ---------------------------------------------

            Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

            1.  Effect on net income and earnings per share

                                                                         Year ended December 31,
                                                              ------------------------------------------
                                                                 2004             2003            2002
                                                                 ----             ----            ----
                Net income as reported according to
                      U.S. GAAP                               $ 52,993         $ 45,945        $ 45,113
                Adjustments to Israeli GAAP                       (458)             595          (4,227)
                                                              --------         --------        --------
                  Net income according to Israeli GAAP        $ 52,535         $ 46,540        $ 40,886
                                                              ========         ========        ========

            2.  Effect on shareholders' equity
                                                                                        As per
                                                    As reported     Adjustments      Israeli GAAP
                                                    -----------     -----------      ------------
                As of December 31, 2004
                  Shareholders' equity               $434,700        $(13,124)        $421,576
                                                     ========        ========         ========

                As of December 31, 2003
                  Shareholders' equity               $432,079        $(10,367)        $421,712
                                                     ========        ========         ========

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